Tidal ETF Trust
898 North Broadway, Suite 2
Massapequa, New York 11758

December 21, 2021

VIA EDGAR TRANSMISSION

Karen Rossotto
U.S. Securities and Exchange Commission
Division of Investment Management
100 F Street NE
Washington, DC 20549

Re:	Tidal ETF Trust (the “Trust”)
Post-Effective Amendment No. 73 to the Trust’s Registration Statement on Form N-1A (the “Amendment”)
File Nos. 333-227298, 811-23377

Dear Ms. Rossotto:

This correspondence responds to comments the Trust received from the staff of the U.S. Securities and Exchange Commission (the “Staff” or the “Commission”) on November 30, 2021 with respect to the Amendment and the Trust’s proposed new series, the RPAR Ultra Risk Parity ETF (the “Fund”). Please note that subsequent to the filing of the Amendment, the Trust determined to change the name of the Fund from the “RPAR Ultra Risk Parity ETF” to the “UPAR Ultra Risk Parity ETF” and will incorporate that change in a post-effective amendment to the Trust’s registration statement that will also incorporate changes made in connection with the comments set forth below. For your convenience, the comments have been reproduced with responses following each comment. Capitalized terms not otherwise defined have the same meaning as in the Amendment.

General

1.Provide the completed Fees and Expenses Table and Expense Example prior to effectiveness. Please also confirm that the fee waiver will be in effect for at least one year from the date of effectiveness of the next post-effective amendment to the Trust’s registration statement filed with respect to the Fund.

Response: The Fund’s completed Fees and Expenses table and Expense Example are as shown in the attached Appendix A. The Trust confirms that the fee waiver will be in place for at least one year from the effective date of the Fund’s next post-effective amendment to the Trust’s registration statement filed with respect to the Fund.

2.Please explain how the line item “Other Expenses” in the Fees and Expenses Table was estimated and how it was determined to be a reasonable estimate of the Fund’s expenses for the current fiscal year.

Response: The Trust responds by noting that Other Expenses were estimated based on a review of sample portfolio holdings for the Fund. The sample portfolio holdings were evaluated to determine the amount of any potential acquired fund fees and expenses (“AFFE”), as well as the potential for additional fees from the Fund’s investments in derivative investments. The Trust believes that the estimated Other Expenses for the Fund’s initial fiscal year are reasonable given the Fund’s expected portfolio holdings.

Prospectus– Fund Summary-Principal Investment Strategies

3.Please explain supplementally how the Fund is an actively-managed Fund as the Fund’s investment strategy indicates that the Fund will seek to replicate the returns of the Advanced Research Ultra Risk Parity Index (the “UPAR Index”). In addition, in the first sentence of the first paragraph of this section, please clarify the meaning of the phrase “leveraged, risk balanced exposure.”

Response: The Trust responds supplementally by noting that while the Fund’s principal investment strategy (which is a risk parity strategy that aims to allocate risk in a balanced way across four asset classes) is able to be referenced and published in the UPAR Index, implementation of the Fund’s strategy by an ETF requires active management to properly manage security selection and the potential sources of leverage. Security selection will take into account factors like cost, tax efficiency, liquidity, counterparty risk and potential tracking error to the UPAR Index. The potential sources of leverage include equity index futures, U.S. Treasury futures, and reverse repurchase agreements. As a consequence, the implementation of the Fund’s principal investment strategies requires active management by Toroso Investments, LLC (the “Adviser”), the Fund’s investment adviser, to achieve an optimal outcome for Fund shareholders.

In addition, the Trust responds by revising the first paragraph under “Principal Investment Strategies” as follows:

The Fund is an actively-managed exchange-traded fund (“ETF”) that seeks to replicate the returns of the Advanced Research Ultra Risk Parity Index (the “UPAR Index”). The UPAR Index is designed to provide leveraged exposure to the Advanced Research Risk Parity Index (the “RPAR Index”).

The Fund and the UPAR Index, will utilize leverage in an effort to balance portfolio risk across four major asset classes – Global Equities, Commodities (through commodity producer equities and gold), U.S. Treasury Inflation Protected Securities (“TIPS”), and U.S. Treasuries. “Ultra” in the Fund’s name refers to the use of leverage to enhance returns. Through the use of leverage, the Fund targets an allocation that is 160% to 180% of net asset value. The use of leverage may magnify the effect of any decrease or increase in the value of the Fund's portfolio holdings over time relative to a fund that does not utilize leverage.

4.Please revise the disclosure under “Principal Investment Strategies” in plain English to explain terms and concepts that may be unfamiliar to retail investors. Additionally, please further describe the meaning of the terms “risk parity”, “notional allocation”, and “net economic exposure” in the context of the UPAR Index and the Fund’s principal investment strategies.

Response: The Trust responds by revising the investment strategy as shown in the response to comment No. 3, above, and revising the first paragraph under the section titled “The UPAR Index” as follows:

The UPAR Index is designed to provide leveraged exposure to the RPAR Index. The UPAR Index provides leveraged exposure to the RPAR Index by using an implied financing rate to target 1.4 times the asset class exposures of the RPAR Index at each quarterly rebalance. The RPAR Index allocates its exposure to four asset classes (Global Equities, Commodities (through commodity producer equities and gold), U.S. Treasury Inflation Protected Securities (“TIPS”), and U.S. Treasuries) using a “risk parity” approach that seeks to balance risk to each asset class based on the long-term historic volatility exhibited by each asset class. This means that lower risk asset classes (such as TIPS) will generally have higher notional allocations than higher risk asset classes (such as global equities). At each quarterly rebalance, the allocation of the UPAR Index among each of the four asset classes will be 1.4 times the allocation of the same asset classes in the RPAR Index. The UPAR Index seeks to balance risk across the four asset classes described below. The UPAR Index is a leveraged index, meaning that the sum of the underlying asset class allocations will exceed 100%. The UPAR Index targets a total economic exposure to the four asset classes of 160% to 180% at each quarterly rebalance.

Please note that, as the terms “notional allocation” and “net economic exposure” are not essential to describing the strategy, these terms have been omitted in the revised description to avoid potentially confusing retail investors who may not be familiar with them.

5.Please revise the disclosure under the subsection titled “The Fund’s Investment Strategy” to describe the UPAR Index (the “Index”), how the Fund will track the Index, and the types of exposures retail investors should expect from the Fund in various market conditions. Please ensure that the revised disclosure is clear, concise, and understandable.

Response: The Trust responds by referring to the responses to comment Nos. 4 and 5, above, and by revising the disclosure under the subsection titled “The Fund’s Investment Strategy” as follows:

The Fund will seek to replicate the returns of the UPAR Index by targeting the same exposure as the UPAR Index to the four primary asset classes identified above and adopting the same quarterly rebalancing schedule as the UPAR Index. As of the last quarterly rebalance of the UPAR Index on November 30, 2021, the target asset-class exposures in the UPAR Index (which are based on the asset-class exposures of the RPAR Index) were 49% to nominal U.S. Treasuries (including 10-year and 30-year treasuries), 49% to longer-maturity TIPS, 35% to a mix of commodity-producer equities and gold, and 35% to a mix of domestic, international and emerging-market equities, for a total economic exposure of 168%. By utilizing the same risk parity approach as the UPAR Index, the Fund expects to maintain an investment portfolio with asset class exposure that substantively matches the asset class exposure of the UPAR Index by investing in a combination of (i) U.S. Treasury securities (including TIPS), (ii) U.S. Treasury futures contracts, (iii) reverse repurchase agreements, (iv) ETFs that track a broad-based index of equity securities for one or more asset classes (or sub-classes), (v) individual equity securities or depositary receipts, such as American Depositary Receipts (“ADRs”) and Global Depositary Receipts (“GDRs”), representing an interest in foreign equity securities, (vi) other exchange-listed vehicles issuing equity securities (“ETVs”) (including ETFs, exchange-traded notes (“ETNs”) and exchange-listed trusts), and (vii) equity index futures. The target asset class exposures of the UPAR Index are not expected to change as a function of market conditions.

In addition to investing directly in the asset classes noted above, the Fund may also invest in reverse repurchase agreements, in order to gain leveraged exposure to those asset classes. The Adviser will seek to construct a portfolio of securities for the Fund that will provide investment results that are comparable to the UPAR Index. The Fund is non-diversified and the Adviser expects the Fund to hold approximately 100 securities under normal market conditions.

6.Please disclose how market conditions impact the investment allocations for the Fund.

Response: The Trust responds by referring to the response to comment No. 5, above. Further, the disclosure under the subsection titled “The Fund’s Investment Strategy” has been revised as follows to clarify how the Fund will determine the types of securities it will use to obtain leverage:

“Based on market conditions (principally the financing rates present in the market for reverse repurchase agreements), the Fund may seek sources of leverage through various means, including (but not limited to) equity index futures, U.S. treasury futures, and reverse repurchase agreements, to achieve the Fund’s target leverage.”

7.The second sentence of the first paragraph under “Principal Investment Strategies” states, ““Ultra” in the Fund’s name refers to the Fund’s strategy of utilizing economic leverage to enhance returns.” Please explain this concept further in the investment strategy disclosure. For example, describe how the Fund intends to use leverage to enhance the returns particularly as the investment strategy relates to the Index.

Response: The Trust responds by noting that the Staff’s comments have been addressed in the response to comment Nos. 4 and 5, above.

8.The last sentence of the first paragraph under “Principal Investment Strategies – The UPAR Index” states, “The UPAR Index is a leveraged index.” Please explain in plain English. In addition, please also explain how the Index becomes leveraged and how the Fund will be able to track a leveraged index while being subject to the constraints as a registered investment company.

Response: The Trust responds supplementally by noting that the UPAR Index is designed to target an economic exposure which is in excess of 100%, and therefore, by definition the UPAR Index is a leveraged index. The UPAR Index becomes leveraged by weighting to various asset classes which sum to more than 100%. The Trust will monitor for compliance with the limitations on leverage set forth in the Investment Company Act of 1940 and the rules and regulations thereunder (the “1940 Act”). Given the Fund’s expected portfolio holdings, the Trust does not anticipate that the Fund will be unable to comply with the leverage limits of the 1940 Act while being managed to seek returns that track those of the UPAR Index.

9.The first paragraph under “Principal Investment Strategies – The UPAR Index” states that the Index uses a “risk parity” approach. Please disclose if the Fund will also be using a “risk parity” approach. Please further explain how the Index seeks to balance risk and how the Fund will invest to obtain this goal.

Response: The Trust responds by noting the Fund will also be using a “risk parity” approach. The UPAR Index seeks to balance risk by appreciating the inherent volatility differential between the various asset class categories and allocating more exposure to less volatile asset classes, and less exposure to more volatile asset classes. The Fund will achieve this goal by allocating assets in line with the UPAR Index. The Trust further responds by reference to the responses to comment Nos. 4 and 5, above, which add disclosure regarding the “risk parity” approach of the UPAR Index and the Fund’s strategy to provide asset class exposure that is comparable to that of the UPAR Index.

10.The first sentence of the first paragraph under “Principal Investment Strategies – The Fund’s Investment Strategy” states, “In seeking to obtain exposures comparable to those of the UPAR Index…” please explain the use of the term “comparable.”

Response: The Trust responds by noting that the use of the term “comparable” is intended to reflect the fact that the Fund will seek to replicate the returns of the UPAR Index but, at times, the Fund’s holdings may differ from the asset class exposures of the UPAR Index due to market conditions and practical realities of portfolio implementation.

11.With respect to the first sentence of the first paragraph under “Principal Investment Strategies – The Fund’s Investment Strategy”, please disclose the types of underlying asset classes referred to in “…(iv) ETFs that track a broad-based index of equity securities for one or more asset classes (or sub-classes)....”

Response: The Trust responds by referring the Staff to the third paragraph under “Principal Investment Strategies – Asset Classes” which includes the following disclosure: “The ETFs in which the Fund invests will typically be index-based ETFs that track a broad-based index that principally invests in equity securities of one or more asset classes set forth above (e.g., U.S. equities, non-U.S. developed market equities, emerging market equities, or a gold-focused index as described below).”

12.Under “Principal Investment Strategies – The Fund’s Investment Strategy”, please disclose how the Fund will utilize leverage and discuss how the Fund, through its investments, seeks to meet each portion of its investment objective.

Response: The Trust responds by noting that the Staff’s comments have been addressed in response to comment Nos. 4 and 5, above.

13.Please supplementally indicate what types of vehicles the exchange-listed vehicles issuing equity securities (“ETVs”) will be (i.e., trusts, derivatives, etc.).

Response: The Trust responds supplementally by noting that the types of ETVs the Fund will invest in as a principal investment strategy are ETFs, exchange-traded notes and exchange-listed trusts. The disclosure under the subsection titled “The Fund’s Investment Strategy” has been revised accordingly as noted in the response to comment No. 5, above.

Prospectus - Principal Investment Risks

14.Please consider re-ordering the principal risks of the Funds in order of importance rather than in alphabetical order. See Dalia Blass, Director, Division of Investment Management, Keynote Address - ICI Securities Law Developments Conference (Oct. 25, 2018). See also ADI 2019-08, “Improving Principal Risks Disclosure.”

Response: The Trust responds supplementally by noting that it has reviewed the disclosure under “Principal Risks” and confirms that it has tailored the risks appropriately to the Fund and that the risks the Staff would consider as the most significant risks are not obscured or constructed in a manner that could render the disclosure misleading.

15.For “ETV Risk,” if the Fund intends on using different types of ETVs, please disclose the risks associated with each type of ETV.

Response: The Trust responds by confirming the Fund intends to use ETVs. Accordingly, the Trust will revise “ETV Risk” as follows to add disclosure specific to investments in exchange-listed trusts as follows:

ETV Risk. The Fund may invest in ETFs, ETNs and exchange-listed trusts. Please see “ETF Risks,” above, for risks specific to investing in ETFs. The risks of owning interests of an ETV generally reflect the same risks as owning the underlying securities or other instruments that the ETV is designed to track and which are disclosed elsewhere in this Prospectus. The shares of certain ETVs may trade at a premium or discount to their intrinsic value (i.e., the market value may differ from the NAV of an ETV’s shares). For example, the value of an ETV may drop due to a downgrade in the issuer’s credit rating. By investing in an ETV, the Fund indirectly bears the proportionate share of any fees and expenses of the ETV in addition to the Fund’s direct fees and expenses. Additionally, trading in an ETV may be halted by the exchange on which it trades.
•Exchange-Listed Trust Risk. Exchange-listed trusts are not registered as investment companies under the 1940 Act. Consequently, an investment in an exchange-listed trust will not have the regulatory protections provided to investors in registered investment companies. Some exchange-listed trusts may qualify as “emerging growth companies” and therefore may be subject to reduced public reporting requirements. Under certain circumstances, the exchange on which an exchange-listed trust trades may halt trading in the exchange-listed trust.
•ETN Risk: The Fund may invest in ETNs. The value of an ETN may be influenced by time to maturity, level of supply and demand for the ETN, volatility and lack of liquidity in the underlying securities’ markets, changes in the applicable interest rates, changes in the issuer’s credit rating and economic, legal, political or geographic events that affect the referenced index. In addition, the notes issued by ETNs and held by the Fund are unsecured debt of the issuer.

16.With respect to “Leverage Risk,” please consider incorporating the second sentence of the first paragraph under the section “Description of Permitted Investments – Borrowing” on page two of the Fund’s Statement of Additional Information (“SAI”) stating “Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk while increasing investment opportunity. Leverage will magnify changes in the Fund’s net asset value and on the Fund’s investments.” In addition, please include disclosure regarding the way leverage could increase management fees and other costs and any conflicts in the Adviser’s use of leverage for this reason.

Response: The Trust responds by including the requested disclosure and modifying “Leverage Risk” as follows:

Leverage Risk. Leverage is investment exposure that exceeds the initial amount invested. Leveraging investments, by purchasing securities with borrowed money, is a speculative technique that increases investment risk while increasing investment opportunity. Leverage will magnify changes in the Fund’s net asset value and on the Fund’s investments. Derivatives and other transactions, such as reverse repurchase agreements, that give rise to leverage may cause the Fund’s performance to be more volatile than if the Fund had not been leveraged. Leveraging also may require that the Fund liquidate portfolio securities when it may not be advantageous to do so to satisfy its obligations or to meet segregation requirements. Further, the use of leverage may require the Fund to maintain assets as “cover,” maintain segregated asset accounts, or make margin payments, which might impair the Fund’s ability to sell a portfolio security or make an investment at a time when it would otherwise be favorable to do so, or require that the Fund sell a portfolio security at a disadvantageous time. Certain derivatives provide the potential for investment gain or loss that may be several times greater than the change in the value of an underlying security, asset, interest rate, index or currency, resulting in the potential for a loss that may be substantially greater than the amount invested. Some leveraged instruments have the potential for unlimited loss, regardless of the size of the initial investment. Use of leverage by the Fund may increase the Fund’s assets under management thereby creating a potential conflict of interest for the Adviser, which receives a management fee based on the Fund’s assets under management. Assets raised through leverage will be subject to interest and other costs, and these costs could exceed the income earned by the Fund on the proceeds of such leverage. There can be no assurance that the Fund’s income from the proceeds of leverage will exceed these costs.

17.In the “Maturity Risk” please clarify whether debt securities refer to U.S. Treasury Securities and TIPs. Please also consider the relevancy of this risk as debt securities other than U.S. Treasury Securities and TIPS are not listed as an investment in the “Asset Class” table under “Principal Investment Strategies -The UPAR Index”.

Response: The Trust responds by confirming that the term debt securities is used in reference to U.S Treasury securities and TIPs and revising the “Maturity Risk” as follows:

“Maturity Risk. Debt securities with longer maturity, including U.S. Treasuries and TIPS, may fluctuate in value more than ones with a shorter maturity.”

18.Since the Fund is considered non-diversified, please disclose the anticipated number of holdings in the Fund’s portfolio.

Response: The Trust responds by referring to the response to comment No. 5, above, which includes disclosure regarding the estimated number of holdings the Fund may have under normal market conditions.

19.Please consider adding the risks associated with preferred stocks.

Response: The Trust notes supplementally that investments in preferred stocks are not part of the Fund’s principal investment strategy and responds by removing the reference to preferred stocks under “Principal Investment Strategies – Asset Classes.”

20.The “Credit Risk” disclosure states “Debt securities are subject to the risk of an issuer’s (or other party’s) failure or inability to meet its obligations under the security.” If debt securities are an investment of the Fund, then please consider disclosing debt securities as part of the Fund’s principal investment strategy.

Response: The Trust responds supplementally by noting that Fund’s principal investment strategies disclose that the Fund may invest in U.S. Treasury securities and TIPS which are debt securities that the Adviser believes are subject to credit risk. The Trust further responds by revising the “Credit Risk” as follows:

Credit Risk. Credit risk is the risk that an issuer or guarantor of debt instruments, such as the U.S. Government or its agencies or instrumentalities with respect to U.S. government obligations, will be unable or unwilling to make its timely interest and/or principal payments or to otherwise honor its obligations. Please see “Government Obligations Risks,” below, for risks specific to investing in securities issued by the U.S. government or its agencies or instrumentalities. Debt instruments such as U.S. Treasuries and TIPS are subject to varying degrees of credit risk, which may be reflected in their credit ratings. There is the chance that the Fund’s portfolio holdings will have their credit ratings downgraded or will default (i.e., fail to make scheduled interest or principal payments), potentially reducing the Fund’s income level or share price.

Prospectus – Management – Investment Adviser

21.In the “Investment Adviser” section please disclose the investment adviser’s experience as an investment adviser.

Response: The Trust responds by replacing the first paragraph of the “Management – Investment Adviser” section with the following:

Toroso Investments, LLC, located at 898 N. Broadway, Suite 2, Massapequa, New York 11758, is an SEC-registered investment adviser and a Delaware limited liability company. Toroso was founded in and has been managing investment companies since March 2012. Toroso is dedicated to understanding, researching and managing assets within the expanding ETF universe. As of November 30, 2021, Toroso had assets under management of approximately $8.2 billion and serves on the investment adviser or sub-adviser for 43 registered funds.

Toroso serves as investment adviser to the Fund. and has overall responsibility for the general management and administration of the Fund pursuant to an investment advisory agreement with the Trust, on behalf of the Fund (the “Advisory Agreement”). The Adviser is responsible for determining the securities purchased and sold by the Fund. The Adviser also arranges for sub-advisory, transfer agency, custody, fund administration, and all other related services necessary for the Fund to operate.

22.Please revise the third paragraph under “Investment Adviser” to include the reporting period where the Board’s approval of the Advisory Agreement will be in either annual or semi-annual report to shareholders.

Response: The Trust responds by revising the third paragraph as follows:

A discussion regarding the basis for the Board’s approval of the Fund’s Advisory Agreement will be available in the Fund’s semi-annual report to shareholders for the period ending May 31, 2022.

Prospectus - Fund Sponsor

23.Please confirm supplementally whether the Fund will be a party to the agreement with the Adviser and RPAR, LLC.

Response: The Trust confirms supplementally that the Fund will not be a party to the agreement between the Adviser and RPAR, LLC and the agreement will not be filed as an exhibit to Trusts’ registration statement.

Statement of Additional Information

24.In the section entitled, “Purchase and Redemption of Shares in Creation Units,” and subsection entitled, “Acceptance of Orders of Creation Units,” please delete or supplementally explain the legal basis for the statement that the Fund may suspend creations. In proposing Rule 6c‑11 under the 1940 Act, the Commission has stated its belief that “an ETF generally may suspend the issuance of Creation Units only for a limited time and only due to extraordinary circumstances, such as when the markets on which the ETF’s portfolio holdings are traded are closed for a limited period of time” (Rel. Nos. 33-10515; IC-33140 (January 28, 2018)). In adopting Rule 6c‑11, the Commission further noted that “[i]f a suspension of creations impairs the arbitrage mechanism, it could lead to significant deviations between what retail investors pay (or receive) in the secondary market and the ETF’s appropriate NAV. Such a result would run counter to the basis for relief from section 22(d) and rule 22c-1 and therefore would be inconsistent with Rule 6c‑11.” (Rel. Nos. 33-10695; IC-33646 (September 25, 2019)).

Response: The Trust responds supplementally by noting that it does not believe the language identified by the Staff gives the Trust the right to suspend creations under anything other than the extraordinary circumstances identified by the Staff in Rel. Nos. 33-10515 and IC-33140. The language under “Acceptance of Orders of Creation Units” provides the circumstances under which the Trust will reject an order for a creation unit and includes language that an order may be rejected “in the event that circumstances outside the control of the Trust, the Custodian, the Transfer Agent and/or the Adviser make it for all practical purposes not feasible to process orders for Creation Units.” The subsequent paragraph provides examples of circumstances under which it would not be practical to issue Creation Units. The Trust believes the circumstances identified fall within the “extraordinary circumstances” identified in the Rule 6c‑11 proposal under which the Staff contemplated that a fund could suspend the issuance of creation units for a limited period of time. The Trust further responds supplementally that it would only suspend creations consistent with the language of Rel. Nos. 33-10515 and IC-33140.

If you have any questions or require further information, please contact Kent Barnes at 414-765-6511 or kent.barnes@usbank.com.

Sincerely,

/s/ Kent Barnes
Kent Barnes
Vice President
U.S. Bancorp Fund Services, LLC
As Sub-Administrator to the Tidal ETF Trust

Appendix A

Fees and Expenses of the Fund
This table describes the fees and expenses that you may pay if you buy, hold, and sell shares of the Fund (“Shares”). You may pay other fees, such as brokerage commissions and other fees to financial intermediaries, which are not reflected in the table and Example below.

Annual Fund Operating Expenses (expenses that you pay each year as a percentage of the value of your investment)
Management Fees	0.65%
Distribution and/or Service (12b-1) Fees	0.00%
Other Expenses[1]	0.00%
Acquired Fund Fees and Expenses[1]	0.03%
Total Annual Fund Operating Expenses	0.68%
Less: Fee Waiver [2]	0.03%
Total Annual Fund Operating Expenses After Fee Waiver [2]	0.65%

1    Based on estimated amounts for the current fiscal year.
2    The Fund’s investment adviser, Toroso Investments, LLC (the “Adviser”), has contractually agreed to reduce its unitary management fee (which includes all expenses incurred by the Fund except for interest charges on any borrowings, dividends and other expenses on securities sold short, taxes, brokerage commissions and other expenses incurred in placing orders for the purchase and sale of securities and other investment instruments, acquired fund fees and expenses, accrued deferred tax liability, extraordinary expenses, distribution fees and expenses paid by the Fund under any distribution plan adopted pursuant to Rule 12b-1 under the Investment Company Act of 1940, as amended (the “1940 Act”), and the unified management fee payable to the Adviser (collectively, the “Excluded Expenses”)) to 0.62% of the Fund’s average daily net assets through at least January 2, 2023. To the extent the Fund incurs Excluded Expenses, Total Annual Fund Operating Expenses After Fee Waiver is greater than 0.62%. This fee waiver agreement may be terminated only by, or with the consent of, the Board of Trustees (the “Board”) of Tidal ETF Trust (the “Trust”), on behalf of the Fund, upon sixty (60) days’ written notice to the Adviser. This fee waiver agreement may not be terminated by the Adviser without the consent of the Board.

Expense Example
This Example is intended to help you compare the cost of investing in the Fund with the cost of investing in other funds. The Example assumes that you invest $10,000 in the Fund for the time periods indicated and then redeem all of your Shares at the end of those periods. The Example also assumes that your investment has a 5% return each year and that the Fund’s operating expenses remain the same. The Example does not take into account brokerage commissions that you may pay on your purchases and sales of Shares. The management fee waiver discussed above is reflected only through January 2, 2023. Although your actual costs may be higher or lower, based on these assumptions your costs would be:

1 Year	3 Years
$66	$211
A-1